

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   August 19, 2015

<u>Via E-mail</u>
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

      Re: **Tecnoglass Inc.**
               Post-effective Amendment No. 2 to Form S-1 on Form S-3
               Filed July 22, 2015
               File No. 333-193882

Dear Mr. Dias:

We have reviewed your response letter and have the following comments.

<u>General</u>

1.   We note your response to comments one and two in our letter dated July 30, 2015. Please remove from registration the issuance of the 500,000 shares and 500,000 warrants underlying the unit purchase options (and 500,000 shares underlying the warrants included in the unit purchase options) issued in a *private placement* to EarlyBirdCapital in connection with your initial public offering. The registration statement, File No. 333-178601 ("2012 Registration Statement"), for which this post-effective amendment is an extension of indicates that the securities underlying the option are not registered. Additionally, neither the fee table nor the footnotes to the 2014 amendment to this registration statement, File No. 333-193882 ("2014 Registration Statement"), includes or discusses the issuance of these securities. Thus, because the option to purchase these units was a private placement, you are unable to register the sale these securities on a primary basis.

2.   We note your response to comment one in our letter dated July 30, 2015. It is premature to register for resale the 500,000 shares underlying the warrants in the unit purchase option because the option holder is not currently obligated to acquire these warrants. <u>See</u> Securities Act C&DI 139.11 for additional guidance.

Please contact David Korvin, Staff Attorney at 202-551-3236 or Jay Ingram, Legal Branch Chief at 202-551-3397 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Jeffrey Gallant, Esq.
        Graubard Miller